DATA CALL TECHNOLIGIES, INC.
600 Kenrick, Suite B-12
Houston, Texas 77060

January 3, 2012

Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

RE: Data Call Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011

File No. 333-131948

Dear Mr. Gilmore:

In response to your letter and comments as of December 22, 2011 please review our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Comment 1. We note that the company filed an Item 4.01 Form 8-K on August 6, 2010 announcing a change in accountants, with ABBM Group Ltd LLP as the company’s new auditor. The audit report for the December 31, 2010 financial statements is signed by John A. Braden P.C. Please amend your Form 10-K to include an audit report on the December 31, 2010 financial statements signed by the company’s current auditor. When you file the amended Form 10-K, please ensure that you file the entire Item 8 and updated officer certifications.

Response 1. We have revised Item 8 to reflect that ABBM Group Ltd LLP issued the audit report for the December 31, 2010 financial statements. We have filed an amended Form 10-K including updated officer certifications.

Comment 2. As a related matter, the audit report identifies the company as a development stage company, however, based on the financial statement presentation and current active operations, including revenue generation, it does not appear as though the company continues to be development stage entity as defined in ASC 915.

Response 2. We have deleted the reference to a development stage company in the audit report.

Data Call acknowledges that:

1. It is responsible for the adequacy and accuracy of the discloser in the filing:

2. Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The company may not assert staff comments a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any other comments.

Sincerely,

Timothy Vance
Chief Executive Officer
Data Call Technologies